

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

13th August, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 12th August, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 8/25



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board refers to the Announcement and has received various letters issued by BNP (the financial adviser to Minmetals) and ACCF (who acted for Mr. Desmond Chiong (the joint and several liquidator of CNMG)) respectively in relation to the progress of the Acquisition.

As at the date of this announcement, the intended date of the signing of the S&P Agreement has not yet been determined. The Company will make further announcement as and when appropriate.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 9:30 a.m. on 15th July, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 13th August, 2003.

The Acquisition may or may not proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

The Board refers to the Announcement and has received the following letters issued by BNP (the financial adviser to Minmetals) and ACCF (who acted for Mr. Desmond Chiong (the joint and several liquidator of CNMG)) respectively in relation to the progress of the Acquisition:

1. two letters dated 14th July, 2003 and 22nd July, 2003 respectively and both issued by BNP to the Company stating, amongst others, that (i) the approval from the committee of inspection of the creditors of CNMG was obtained on 2nd July, 2003 and the negotiations with the liquidators of CNMG in relation to the Acquisition by Minmetals had been finalized; and (ii) they were finalizing the S&P Agreement and awaiting for certain information from the liquidators of CNMG, which would be required before the intended date of the signing of the S&P Agreement could be determined;
2. a letter dated 23rd July, 2003 and issued by ACCF stating, amongst others, that their client continued to be in touch with BNP on finalizing the S&P Agreement and the information requested by BNP had been provided;
3. two letters dated 29th July, 2003 and 30th July, 2003 respectively and both issued by BNP to the Company stating, amongst others, that (i) they were still waiting for the liquidators of CNMG or its advisers to provide them with certain information, which would be required before the intended date of the signing of the S&P Agreement could be determined; and (ii) a letter would be sent to the advisers of the liquidators of CNMG as soon as practicable to reiterate their request;

The Acquisition may or may not proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Acquisition"	the proposed acquisition of the controlling interests in the Company by Minmetals
"ACCF"	Asian Capital (Corporate Finance) Limited
"Announcement"	the announcement dated 28th May, 2003 issued by the Company in relation to the Acquisition
"BNP"	BNP Paribas Peregrine Capital Limited
"Board"	the board of directors including independent non-executive directors of the Company
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation), which is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company
"Company"	ONFEM Holdings Limited, the shares of which are listed on the Exchange
"Exchange"	The Stock Exchange of Hong Kong Limited
"Minmetals"	China Minmetals HK (Holdings)

advisers of the liquidators of CNMG as soon as practicable to reiterate their request;

4. a letter dated 29th July, 2003 and issued by ACCF to the Company stating, amongst others, that their client was awaiting the indication from BNP as to the timing of the signing of the S&P Agreement; and

5. a letter dated 6th August, 2003 and issued by BNP stating, amongst others, that the legal adviser of Minmetals was reviewing the information provided by the liquidators of CNMG on 1st August, 2003 and, subject to such review, the intended date of the signing of the S&P Agreement could be determined.

Since 6th August, 2003, the Company has not received any further information from BNP or ACCF on the progress of the Acquisition. As at the date of this announcement, the intended date of the signing of the S&P Agreement has not yet been determined. The Company will make further announcement as and when appropriate.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 9:30 a.m. on 15th July, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 13th August, 2003.

As disclosed in the announcements of the Company dated 18th July, 2003 and 4th August, 2003 respectively, certain connected transactions of financial assistant nature will be disclosed in another announcement which is currently being prepared.

	Limited
"Minmetals"	China Minmetals HK (Holdings) Ltd., a company incorporated in Hong Kong and a wholly-owned subsidiary of China National Metals and Minerals Import and Export Corporation (being a state-owned enterprise established in the People's Republic of China) and also an independent third party to the Company not connected with a director or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them save and except that Mr. Wang Xingdong, the managing director of the Company, was a director of Minmetals until 30th May, 2003
"S&P Agreement"	the sale and purchase agreement for the Acquisition

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 12th August, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board refers to the Announcement and has received various letters issued by BNP (the financial adviser to Minmetals) and ACCF (who acted for Mr. Desmond Chiong (the joint and several liquidator of CNMG)) respectively in relation to the progress of the Acquisition.

As at the date of this announcement, the intended date of the signing of the S&P Agreement has not yet been determined. The Company will make further announcement as and when appropriate.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 9:30 a.m. on 15th July, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 13th August, 2003.

The Acquisition may or may not proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

The Board refers to the Announcement and has received the following letters issued by BNP (the financial adviser to Minmetals) and ACCF (who acted for Mr. Desmond Chiong (the joint and several liquidator of CNMG)) respectively in relation to the progress of the Acquisition:

1. two letters dated 14th July, 2003 and 22nd July, 2003 respectively and both issued by BNP to the Company stating, amongst others, that (i) the approval from the committee of inspection of the creditors of CNMG was obtained on 2nd July, 2003 and the negotiations with the liquidators of CNMG in relation to the Acquisition by Minmetals had been finalized; and (ii) they were finalizing the S&P Agreement and awaiting for certain information from the liquidators of CNMG, which would be required before the intended date of the signing of the S&P Agreement could be determined;
2. a letter dated 23rd July, 2003 and issued by ACCF stating, amongst others, that their client continued to be in touch with BNP on finalizing the S&P Agreement and the information requested by BNP had been provided;
3. two letters dated 29th July, 2003 and 30th July, 2003 respectively and both issued by BNP to the Company stating, amongst others, that (i) they were still waiting for the liquidators of CNMG or its advisers to provide them with certain information, which would be required before the intended date of the signing of the S&P Agreement could be determined; and (ii) a letter would be sent to the advisers of the liquidators of CNMG as soon as practicable to reiterate their request;

The Acquisition may or may not proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Acquisition"	the proposed acquisition of the controlling interests in the Company by Minmetals
"ACCF"	Asian Capital (Corporate Finance) Limited
"Announcement"	the announcement dated 28th May, 2003 issued by the Company in relation to the Acquisition
"BNP"	BNP Paribas Peregrine Capital Limited
"Board"	the board of directors including independent non-executive directors of the Company
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation), which is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company
"Company"	ONFEM Holdings Limited, the shares of which are listed on the Exchange
"Exchange"	The Stock Exchange of Hong Kong Limited
"Minmetals"	China Minmetals HK (Holdings)

advisers of the liquidators of CNMG as soon as practicable to reiterate their request;

4. a letter dated 29th July, 2003 and issued by ACCF to the Company stating, amongst others, that their client was awaiting the indication from BNP as to the timing of the signing of the S&P Agreement; and

5. a letter dated 6th August, 2003 and issued by BNP stating, amongst others, that the legal adviser of Minmetals was reviewing the information provided by the liquidators of CNMG on 1st August, 2003 and, subject to such review, the intended date of the signing of the S&P Agreement could be determined.

Since 6th August, 2003, the Company has not received any further information from BNP or ACCF on the progress of the Acquisition. As at the date of this announcement, the intended date of the signing of the S&P Agreement has not yet been determined. The Company will make further announcement as and when appropriate.

At the request of the Company, trading in its shares on the Exchange has been suspended with effect from 9:30 a.m. on 15th July, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 13th August, 2003.

As disclosed in the announcements of the Company dated 18th July, 2003 and 4th August, 2003 respectively, certain connected transactions of financial assistant nature will be disclosed in another announcement which is currently being prepared.

	Limited
"Minmetals"	China Minmetals HK (Holdings) Ltd., a company incorporated in Hong Kong and a wholly-owned subsidiary of China National Metals and Minerals Import and Export Corporation (being a state-owned enterprise established in the People's Republic of China) and also an independent third party to the Company not connected with a director or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them save and except that Mr. Wang Xingdong, the managing director of the Company, was a director of Minmetals until 30th May, 2003
"S&P Agreement"	the sale and purchase agreement for the Acquisition

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 12th August, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公　佈

董事會謹此提述該公佈及多封分別從BNP（中國五礦之財務顧問）及卓亞（其代表蔣宗森先生（中國有色（香港）之共同及個別清盤人））處收到有關該收購之進度之信函。

截至本公佈之日期為止，計劃簽署該買賣合約之日期仍未有決定。本公司將適時再作公佈。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年七月十五日上午九時三十分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年八月十三日上午九時三十分起恢復本公司股份之買賣。

鑒於該收購可能會或不會進行，本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事會謹此提述該公佈及分別從BNP（中國五礦之財務顧問）及卓亞（其代表蔣宗森先生（中國有色（香港）之共同及個別清盤人））處收到下列有關該收購之進度之信函：

1. BNP於其兩封日期分別為二零零三年七月十四日及二零零三年七月二十二日發給本公司之信函中提述（其中包括）(i)該收購已於二零零三年七月二日獲得中國有色（香港）之債權人監察委員會批准及中國五礦與中國有色（香港）之清盤人就該收購之洽談已經完成；及(ii)其正為該買賣合約定稿及正等待中國有色（香港）之清盤人提供若干資料，以決定計劃簽署該買賣合約之日期；
2. 卓亞於其日期為二零零三年七月二十三日之信函中提述（其中包括）其客戶繼續就為該買賣合約定稿之事宜與BNP保持聯絡及已向BNP提供其所需之資料；
3. BNP於其兩封日期分別為二零零三年七月二十九日及二零零三年七月三十日發給本公司之信函中提述（其中包括）(i)其仍然等待中國有色（香港）之清盤人或其顧問提供若干資料，以決定計劃簽署該買賣合約之日期；及(ii)將於可行之情況下儘快發函予中國有色（香港）清盤人之顧問，以重申其要求；
4. 卓亞於其日期為二零零三年七月二十九日發給本公司之信函中提述（其中包括）其客戶仍等待BNP就簽署該買賣合約之時間作出提示；及

鑒於該收購可能會或不會進行，本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

釋義

「該收購」	指	由中國五礦作出之建議收購本公司控股性權益
「卓亞」	指	卓亞（企業融資）有限公司
「該公佈」	指	本公司日期為二零零三年五月二十八日有關該收購之公佈
「BNP」	指	BNP Paribas Peregrine Capital Limited
「董事會」	指	本公司董事會包括獨立非執行董事
「中國有色（香港）」	指	中國有色金屬（香港）集團有限公司（清盤中），其為本公司之控股股東，並擁有本公司已發行股本約53.87%之權益
「本公司」	指	東方有色集團有限公司，其股份於聯交所上市
「聯交所」	指	香港聯合交易所有限公司
「中國五礦」	指	中國五礦香港控股有限公司，其為一間於香港註冊成立之公司、中國五金礦產進出口總公司之全資附屬公司（其為於中華人民共和國成立之國有企業），除本公司之董事總經理

等待BNP就簽署該買賣合約之時間作出提示；及

5. BNP於其日期為二零零三年八月六日之信函中提述(其中包括)中國五礦之法律顧問正審閱由中國有色(香港)之清盤人於二零零三年八月一日提供之資料及(待該審閱完成)計劃簽署該買賣合約之日期將可決定。

自二零零三年八月六日起，本公司並無再從BNP或卓亞處收到任何有關該收購進度之進一步資料。截至本公佈之日期為止，計劃簽署該買賣合約之日期仍未有決定。本公司將適時再作公佈。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年七月十五日上午九時三十分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年八月十三日上午九時三十分起恢復本公司股份之買賣。

誠如本公司分別於日期為二零零三年七月十八日及二零零三年八月四日之公佈所披露，若干有關有財務資助性質之關連交易將於另一份公佈披露，而該公佈亦正在整理中。

華人民共和國成立之國有企業)，除本公司之董事總經理王幸東先生曾為其董事外(但已於二零零三年五月三十日辭任)，其亦為本公司之獨立第三者，與本公司或其任何附屬公司之董事或主要股東或其任何聯繫人概無關連

「該買賣合約」指 該收購之買賣合約

承董事會命
董事總經理
王幸東

香港，二零零三年八月十二日

本公司之董事個別地及共同地對本公佈所載之資料之準確性承擔全部責任，並確認經過一切合理查詢及根據其所知，於本公佈所發表之意見乃經過詳細及審慎考慮而達成，及並無遺漏其他事實導致本公佈之任何陳述成為誤導。

* *僅供識別*



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

董事會謹此提述該公佈及多封分別從BNP(中國五礦之財務顧問)及卓亞(其代表蔣宗森先生(中國有色(香港)之共同及個別清盤人))處收到有關該收購之進度之信函。

截至本公佈之日期為止，計劃簽署該買賣合約之日期仍未有決定。本公司將適時再作公佈。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年七月十五日上午九時三十分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年八月十三日上午九時三十分起恢復本公司股份之買賣。

鑒於該收購可能會或不會進行，本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事會謹此提述該公佈及分別從BNP(中國五礦之財務顧問)及卓亞(其代表蔣宗森先生(中國有色(香港)之共同及個別清盤人))處收到下列有關該收購之進度之信函：

1. BNP於其兩封日期分別為二零零三年七月十四日及二零零三年七月二十二日發給本公司之信函中提述(其中包括)(i)該收購已於二零零三年七月二日獲得中國有色(香港)之債權人監察委員會批准及中國五礦與中國有色(香港)之清盤人就該收購之洽談已經完成；及(ii)其正為該買賣合約定稿及正等待中國有色(香港)之清盤人提供若干資料，以決定計劃簽署該買賣合約之日期；
2. 卓亞於其日期為二零零三年七月二十三日之信函中提述(其中包括)其客戶繼續就為該買賣合約定稿之事宜與BNP保持聯絡及已向BNP提供其所需之資料；
3. BNP於其兩封日期分別為二零零三年七月二十九日及二零零三年七月三十日發給本公司之信函中提述(其中包括)(i)其仍然等待中國有色(香港)之清盤人或其顧問提供若干資料，以決定計劃簽署該買賣合約之日期；及(ii)將於可行之情況下儘快發函予中國有色(香港)清盤人之顧問，以重申其要求；
4. 卓亞於其日期為二零零三年七月二十九日發給本公司之信函中提述(其中包括)其客戶仍等待BNP就簽署該買賣合約之時間作出提示；及

鑒於該收購可能會或不會進行，本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

釋義

「該收購」	指	由中國五礦作出之建議收購本公司控股性權益
「卓亞」	指	卓亞(企業融資)有限公司
「該公佈」	指	本公司日期為二零零三年五月二十八日有關該收購之公佈
「BNP」	指	BNP Paribas Peregrine Capital Limited
「董事會」	指	本公司董事會包括獨立非執行董事
「中國有色(香港)」	指	中國有色金屬(香港)集團有限公司(清盤中)，其為本公司之控股股東，並擁有本公司已發行股本約53.87%之權益
「本公司」	指	東方有色集團有限公司，其股份於聯交所上市
「聯交所」	指	香港聯合交易所有限公司
「中國五礦」	指	中國五礦香港控股有限公司，其為一間於香港註冊成立之公司、中國五金礦產進出口總公司之全資附屬公司(其為於中華人民共和國成立之國有企業)，除本公司之董事總經理

等待BNP就簽署該買賣合約之時間作出提示；及

5. BNP於其日期為二零零三年八月六日之信函中提述(其中包括)中國五礦之法律顧問正審閱由中國有色(香港)之清盤人於二零零三年八月一日提供之資料及(待該審閱完成)計劃簽署該買賣合約之日期將可決定。

自二零零三年八月六日起，本公司並無再從BNP或卓亞處收到任何有關該收購進度之進一步資料。截至本公佈之日期為止，計劃簽署該買賣合約之日期仍未有決定。本公司將適時再作公佈。

應本公司之要求，於聯交所進行之本公司股份買賣由二零零三年七月十五日上午九時三十分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年八月十三日上午九時三十分起恢復本公司股份之買賣。

誠如本公司分別於日期為二零零三年七月十八日及二零零三年八月四日之公佈所披露，若干有關有財務資助性質之關連交易將於另一份公佈披露，而該公佈亦正在整理中。

華人民共和國成立之國有企業)，除本公司之董事總經理王幸東先生曾為其董事外(但已於二零零三年五月三十日辭任)，其亦為本公司之獨立第三者，與本公司或其任何附屬公司之董事或主要股東或其任何聯繫人概無關連

「該買賣合約」指 該收購之買賣合約

承董事會命
董事總經理
王幸東

香港，二零零三年八月十二日

本公司之董事個別地及共同地對本公佈所載之資料之準確性承擔全部責任，並確認經過一切合理查詢及根據其所知，於本公佈所發表之意見乃經過詳細及審慎考慮而達成，及並無遺漏其他事實導致本公佈之任何陳述成為誤導。

* *僅供識別*